Mail Stop 3561

May 27, 2010

Dennis T. Kushner, President
Real Value Estates, Inc.
3970 Casa Blanca Road
Reno, Nevada 89502

> **Re:**   **Real Value Estates, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed May 24, 2010**
> **File No. 000-53466**

Dear Mr. Kushner:

We have reviewed your filing and have the following comments. Please note, however, that we did not review your financial statements in light of your revision deleting the transaction with Global Power. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Preliminary Information Statement on Schedule 14C

General

1. Please delete your reference to "once effective" in the first paragraph since the meaning is not clear in an information statement.

Corporate Action No. 1, page 4

2. Please revise the last paragraph of this section to clarify the parenthetical following the new name.

Corporate Action No. 2, page 5

3. Since you are not increasing the authorized number of shares of preferred stock, please revise the heading of this corporate action to delete references to your preferred stock so as to avoid confusion.

4. Please disclose whether you have any current intentions, plans, proposals or arrangements to issue any shares of common or preferred stock. For example, please disclose any intentions, plans, proposals or arrangements to acquire any business or engage in any investment opportunity with the additional shares. If you have none, please disclose that you have no such intentions, plans, proposals or arrangements. In addition, please also disclose that you have recently terminated an agreement to issue a substantial number of shares in a reverse merger transaction.

5. We note your disclosure under the heading "Potential Anti-Takeover Effects of Corporate Actions" on page 3. Please provide specific disclosure within each applicable corporate action discussing the anti-takeover effects of such action and conform that disclosure to the guidelines set forth in SEC Release No. 34-15230 (October 13, 1978), Disclosure in Proxy or Information Statements; Anti-Takeover or Similar Proposals.

Effect of the Share Increase, page 5

6. We note your statement that the Board may issue shares without further stockholder approval and that they do not intend to seek stockholder approval. Please also indicate whether the Board will have any restrictions on the issuance of shares in a strategic relationship or corporate acquisition or similar matter. For example, clearly indicate whether the Board would be able to enter into such a transaction with affiliated parties or where affiliated parties had an interest.

Corporate Action No. 3, page 6

7. Please clearly state what effect, if any, this forward stock split will have on the increase in your authorized shares as discussed in Corporate Action No. 2.

Accounting Matters, page 7

8. Please revise the second paragraph under this heading to acknowledge Corporate Action No. 2 and cross-reference to that action, as appropriate.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of your disclosure to expedite our review. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

Please contact Catherine Brown, Staff Attorney, at (202) 551-3513 or me at (202) 551-3720 with any questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Jeffrey Klein, Esq.
        Via Facsimile